SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

1347 Property Insurance Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
68244P107
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P107	13D	Page 2 of 10

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 100,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 3 of 10

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 202,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 4 of 10

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 5 of 10

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 6 of 10

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 199,903
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 199,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 199,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 7 of 10

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (the “Schedule 13D”, and as amended by this Amendment No. 1, this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (iv) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (v) Fundamental Global Investors, LLC, a North Carolina limited liability company, (vi) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (vii) Mr. D. Kyle Cerminara, (viii) Mr. Lewis M. Johnson, (ix) Mr. Joseph H. Moglia, and (x) Ballantyne Strong, Inc., a Delaware corporation (“BTN”).

The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP, FGPM, FGAA and FGGM is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to provide investment advisory services, including to FGPP and FGPM. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA and FGGM. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Executive Chairman of the Board of Directors of BTN. The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Messrs. Moglia, Cerminara and Johnson is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC.

BTN is a Delaware corporation, with its principal executive offices located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154. BTN and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. BTN focuses on serving the cinema, retail, financial, and government markets.

CUSIP No. 68244P107	13D	Page 8 of 10

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $3,786,628. The source of these funds was working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 512,620 shares of Common Stock, which represents approximately 8.3% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM, FGAA, FGGM and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

CUSIP No. 68244P107	13D	Page 9 of 10

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 10,413 shares of Common Stock for the accounts of individual investors, which represents approximately 0.2% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 6,183,911 shares of Common Stock reported by the Company as outstanding as of November 10, 2015 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2015.

Fundamental Global Investors, LLC, as the investment manager to FGPP and FGPM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. FGI International USVI, LLC, as the investment manager to FGAA and FGGM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA and FGGM. As principals of Fundamental Global Investors, LLC, Messrs. Cerminara, Johnson and Moglia may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA and FGGM. As the Executive Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara, and Fundamental Global Investors, LLC, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by BTN. Each of Messrs. Cerminara, Johnson and Moglia expressly disclaim such beneficial ownership. Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by BTN.

(b) Each of FGPP, FGPM, FGAA, FGGM and BTN beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC, as the investment manager of FGPP and FGPM, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. FGI International USVI, LLC, as the investment manager of FGAA and FGGM, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA and FGGM. Messrs. Cerminara, Johnson and Moglia, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA and FGGM. As the Executive Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara, and Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by BTN.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

CUSIP No. 68244P107	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 13, 2015

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Executive Chairman

Schedule A

Transactions by Fundamental Global Partners, LP and Ballantyne Strong, Inc. in the Common Stock in the past 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
09/30/2015	300	7.290
09/17/2015	548	7.229

(Continued on the next page.)

Ballantyne Strong, Inc.:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

11/13/2015	100	7.45
11/13/2015	100	7.45
11/13/2015	100	7.44
11/13/2015	100	7.42
11/13/2015	3,670	7.45
11/13/2015	500	7.45
11/13/2015	100	7.45
11/13/2015	4,130	7.45
11/13/2015	100	7.44
11/13/2015	100	7.44
11/13/2015	100	7.44
11/13/2015	200	7.44
11/13/2015	100	7.44
11/13/2015	300	7.44
11/13/2015	100	7.42
11/13/2015	100	7.41
11/13/2015	100	7.41
11/13/2015	100	7.41
11/13/2015	300	7.41
11/13/2015	100	7.4
11/13/2015	100	7.4
11/13/2015	100	7.4
11/13/2015	100	7.39
11/13/2015	3,270	7.45
11/13/2015	100	7.45
11/13/2015	300	7.45
11/13/2015	200	7.45
11/13/2015	300	7.45
11/13/2015	300	7.45
11/13/2015	400	7.45
11/13/2015	400	7.45
11/13/2015	300	7.45
11/13/2015	500	7.45
11/13/2015	400	7.45
11/13/2015	1,200	7.45
11/13/2015	200	7.45
11/13/2015	700	7.45
11/13/2015	400	7.45
11/13/2015	100	7.45

11/13/2015	400	7.45
11/13/2015	100	7.45
11/13/2015	100	7.45
11/13/2015	100	7.42
11/13/2015	200	7.42
11/13/2015	30	7.4
11/13/2015	2,470	7.4
11/13/2015	530	7.4
11/13/2015	158	7.4
11/13/2015	300	7.4
11/13/2015	4,900	7.4
11/13/2015	200	7.4
11/13/2015	42	7.39
11/13/2015	100	7.39
11/13/2015	100	7.39
11/13/2015	1,200	7.39
11/13/2015	100	7.3
11/13/2015	100	7.29
11/13/2015	100	7.29
11/13/2015	295	7.29
11/13/2015	200	7.29
11/13/2015	200	7.29
11/13/2015	100	7.29
11/13/2015	100	7.29
11/13/2015	100	7.29
11/13/2015	100	7.29
11/13/2015	400	7.2899
11/13/2015	5	7.28
11/13/2015	700	7.2
11/13/2015	2	7.2
11/12/2015	3,451	7.15
11/12/2015	1,400	7.15
11/12/2015	49	7.15
11/12/2015	100	7.15
11/11/2015	6,865	7.1
11/11/2015	100	7.1
11/11/2015	1,038	7.1
11/11/2015	300	7.1
11/11/2015	1,000	7.1
11/11/2015	100	7.08
11/11/2015	100	7.08
11/11/2015	297	7.08

11/11/2015	100	7.08
11/11/2015	100	7.08
11/11/2015	6,400	7.1
11/11/2015	2,300	7.1
11/11/2015	100	7.1
11/11/2015	100	7.1
11/11/2015	200	7.1
11/11/2015	100	7.1
11/11/2015	200	7.1
11/11/2015	200	7.1
11/11/2015	100	7.1
11/11/2015	200	7.1
11/11/2015	100	7.1
11/11/2015	8,600	7.1
11/11/2015	100	7.1
11/11/2015	100	7.1
11/11/2015	100	7.1
11/11/2015	300	7.1
11/11/2015	100	7.1
11/11/2015	200	7.1
11/11/2015	100	7.0965
11/11/2015	200	7.0965
11/11/2015	200	7.0965
11/11/2015	100	7.05
11/11/2015	100	7.05
11/11/2015	100	7.05
11/11/2015	100	7.05
11/11/2015	85	7.05
11/11/2015	8,600	7.1
11/11/2015	4,900	7.1
11/11/2015	100	7.1
11/11/2015	100	7.1
11/11/2015	5,000	7.1
11/11/2015	1,300	7.1
11/11/2015	2,300	7.1
11/11/2015	300	7.1
11/11/2015	100	7.1
11/11/2015	5,000	7.1
11/11/2015	1,700	7.096
11/11/2015	400	7.099
11/11/2015	200	7.09
11/10/2015	1,000	7
11/10/2015	500	7

11/10/2015	600	7
11/10/2015	1,900	7
11/10/2015	200	7
11/10/2015	200	7
11/10/2015	100	7
11/10/2015	100	6.99
11/10/2015	1	6.99
11/10/2015	100	6.99
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	8,497	7
11/10/2015	100	7
11/10/2015	100	7
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	100	6.996
11/10/2015	400	6.999
11/10/2015	8	6.999
11/10/2015	95	6.999
11/10/2015	1,610	7
11/10/2015	4,200	7
11/10/2015	200	7
11/10/2015	300	7
11/10/2015	100	7
11/10/2015	100	6.99
11/10/2015	100	6.99
11/10/2015	100	7
11/10/2015	300	7
11/10/2015	100	7
11/10/2015	500	7
11/10/2015	200	6.9965
11/10/2015	200	6.9965
11/10/2015	200	6.9965
11/10/2015	200	6.9965
11/10/2015	200	6.997
11/10/2015	200	6.9965
11/10/2015	200	6.9965

11/10/2015	200	6.997
11/10/2015	200	6.996
11/10/2015	200	6.9965
11/10/2015	200	6.996
11/10/2015	190	6.999
11/10/2015	7,200	7
11/10/2015	100	6.99
11/10/2015	200	6.99
11/10/2015	100	6.99
11/10/2015	200	6.99
11/10/2015	100	6.99
11/10/2015	400	6.99
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	200	6.98
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	300	6.98
11/10/2015	400	6.98
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	100	6.98
11/10/2015	315	6.9
11/10/2015	100	6.88
11/10/2015	100	6.88
11/10/2015	300	6.88
11/10/2015	100	6.88
11/10/2015	100	6.88
11/10/2015	100	6.88
11/9/2015	3,933	6.85
11/9/2015	100	6.85
11/9/2015	100	6.8399
11/9/2015	100	6.8399
11/9/2015	100	6.8399
11/9/2015	100	6.8399
11/9/2015	367	6.8399
11/9/2015	100	6.8399
11/9/2015	100	6.8399
11/6/2015	9,900	7
11/6/2015	100	7
11/6/2015	17,724	7.05
11/6/2015	500	7.05

11/6/2015	576	7.05
11/6/2015	700	7.05
11/6/2015	300	7.05
11/6/2015	100	7.04
11/6/2015	100	7.05
11/5/2015	4,090	6.9
11/5/2015	400	6.9
11/5/2015	3,200	6.9
11/5/2015	300	6.9
11/5/2015	10,010	6.9
11/5/2015	400	6.9
11/5/2015	100	6.9
11/5/2015	200	6.9
11/5/2015	200	6.9
11/5/2015	300	6.9
11/5/2015	300	6.9
11/5/2015	200	6.9
11/5/2015	300	6.9
11/4/2015	9,890	6.9
11/4/2015	10	6.89
11/4/2015	100	6.88

Schedule B

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

D. Kyle Cerminara	4201 Congress Street Suite 140 Charlotte, NC 28209 13710 FNB Parkway Suite 400 Omaha, NE 68154	Chief Executive Officer Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209 Executive Chairman Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154
Nathan D. Legband	13710 FNB Parkway Suite 400 Omaha, NE 68154	Senior Vice President, Chief Financial Officer, and Treasurer Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

D. Kyle Cerminara	See above.	See above.

Samuel C. Freitag	10955 Lowell Avenue, Suite 600, Overland Park, KS 66210	Private Investor 10955 Lowell Avenue, Suite 600 Overland Park, KS 66210

(Continued on the next page.)

William J. Gerber	13710 FNB Parkway Suite 400 Omaha, NE 68154	Director Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154
Charles T. Lanktree	13710 FNB Parkway Suite 400 Omaha, NE 68154	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of fresh eggs.
Marc E. LeBaron	13710 FNB Parkway Suite 400 Omaha, NE 68154	Chief Executive Officer Lincoln Industries, Inc. 600 West E Street Lincoln, NE 68522 Lincoln Industries, Inc. is a metal finishing company.
Robert J. Marino	13710 FNB Parkway Suite 400 Omaha, NE 68154	Director Ballantyne Strong, Inc. 13710 FNB Parkway, Suite 400 Omaha, NE 68154
Robert J. Roschman	13710 FNB Parkway Suite 400 Omaha, NE 68154	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, FL 33334 Roschman Enterprises is involved in real estate, property management and property development.
James C. Shay	13710 FNB Parkway Suite 400 Omaha, NE 68154	Executive Vice President Hallmark Cards, Inc. 2501 McGee Trafficway Kansas City, MO 64108 Hallmark Cards, Inc. retails greeting cards and gifts.